Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

The following letter was distributed to employees of Aon on July 12, 2010.

Dear Colleagues:

I am pleased to announce today that Aon Corporation (“Aon”) has reached an agreement to merge its Aon Consulting unit with Hewitt Associates (“Hewitt”) creating a combined business with $4.3 billion in revenue annually and more than 29,000 associates across the globe.  This merger will affirm Aon’s position as the world’s leading authority in risk and human capital.  Further, within human capital, Aon will have a more diversified portfolio of HR solutions, advice and outsourcing and will be able to provide the full spectrum of support to our clients.

Following the close of the transaction, Aon’ human capital business will operate globally under the Aon Hewitt name. Russ Fradin, Chairman and CEO of Hewitt, will serve as Chairman and CEO of Aon Hewitt.

When the transaction is closed, Aon will become a $10.7 billion business with 59,000 associates working in 120 countries.  We will be even better positioned to deliver distinctive client value as the true leaders in risk and human capital through Aon Hewitt, Aon Risk Solutions and Aon Benfield.

Hewitt is one of the world’s leading human resource consulting and outsourcing companies. Headquartered in Lincolnshire, Illinois, they help more than 3,000 global clients, including two-thirds of the Fortune 500 companies, anticipate and solve their most complex benefits, talent and related financial challenges through three primary business lines: consulting services, benefits administration and human resource business process outsourcing (HR BPO).

This merger will create a more balanced business for Aon, with a 60/40 split across risk and human capital. We will have a diversified and complementary client portfolio across consulting, benefits outsourcing and HR BPO, and the cross-sell opportunity is both proven and substantial. Our clients will benefit from having the strongest team of professionals in the human capital industry — able to provide the full spectrum of support for their most complex human capital challenges. We also will be in a stronger position to invest in the business and we will be more committed than ever to maintaining our market-leading position.

This also is a tremendous opportunity for our colleagues, as it will strengthen the capability of individual client teams. While we cannot answer many of your questions in terms of what this means for your business or your career until the transaction is closed, the retention and engagement of our client-facing and operations teams are very critical to our continuing success. The objective of this merger is to accelerate top-line growth for the firm. Ultimately this will create new and broader career development opportunities for many colleagues.

An integration/transition team will begin to work through the many decisions we need to make sure we deliver a smooth transition of the business on all levels, including people, culture, technology, and sales and account management. We expect the transaction will close by November, subject to closing conditions and regulatory approvals, as well as approval by Aon and Hewitt stockholders.

Until then, we will remain two separate companies focused on providing our clients with superior service and executing on our respective business priorities, and continuing to compete vigorously

We have taken steps to inform our clients about the many benefits that this combination will create for them.  Stay close to your clients and continue to demonstrate your commitment to them. Until the transaction is closed, we must not make any promises that are inconsistent with agreements currently in place.  We will make every effort to keep you up to date on developments and progress throughout the approval process.

I encourage you to learn more about Hewitt. This is an exciting company with great leadership, shared values, and a clear vision for our future. Feel free to ask questions of our leadership, and through the mailbox located on the Knowledge Exchange. Information and updates also will be available at www.aon.com/aonhewittannouncement.

Most importantly, I want to thank you for your unwavering commitment to Aon.  I am convinced that this merger is in the best interests of our clients, colleagues and shareholders, and that the new capabilities we gain with Hewitt will enable us to set new standards and achieve new heights to the benefit of all our stakeholders, including you — our colleagues.

Best,

Greg Case

President and Chief Executive Officer

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.